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                            June 29, 2021

       Dongfeng Wang
       Chief Executive Officer
       Prime Number Acquisition I Corp.
       1129 Northern Blvd., Suite 404
       Manhasset, NY 11030

                                                        Re: Prime Number
Acquisition I Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 4,
2021
                                                            CIK No. 0001858180

       Dear Mr. Wang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 4, 2021

       Our Acquisition Process, page 5

   1. Please expand your disclosure here to clarify any differences in the types of initial business combination
opportunities that you expect to pursue from those your founders or their affiliates may be
required to present to future founders    affiliates or third
                                                        parties before
presenting such opportunities to the company. In this regard, we note that your "sponsor A," Prime
Number Acquisition LLC, is managed by Dongfeng Wang, your
                                                        Chairman and Chief
Executive Officer; and that your founders and affiliates also appear to target investment
opportunities in the technology sector.
 Dongfeng Wang
FirstName  LastNameDongfeng    Wang
Prime Number   Acquisition I Corp.
Comapany
June       NamePrime Number Acquisition I Corp.
     29, 2021
June 29,
Page 2 2021 Page 2
FirstName LastName
General

2. It appears that Prime Number Capital LLC may be affiliated with the Company through
         Prime Number Acquisition LLC. We note that Mr. Dongfeng Wang is the managing member of Prime Number Acquisition LLC. Please revise your risk factor section to describe the attendant risks due to the affiliation or advise.

3. Footnote 5 to your registration statement fee table states that you are registering an additional indeterminate amount of securities to be offered solely for certain market making transactions, by an affiliate of the Registrant. Please tell us whether Prime
         Number Capital LLC intends to make a market in any of your securities and advise whether you will include the alternate pages for the market-making prospectus.
        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Arila Zhou